RECEIVED
2006 OCT 31 P 3:-0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

October 30, 2006

06017979

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Brief Statement of Interim Financial Results and Forecast for the Fiscal Year Ending March 2007
- Reference Material for Financial Result Briefing for Six-month Period Ended September 2006
- Notice of Resolutions made by Board of Directors for Interim Dividend Payment (Summary translation dated October 26, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dew 11/1

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

October 26, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FINANCIAL HIGHLIGHTS

1. Consolidated Results for the Six Months Ended September 2005 and 2006, and Year Ended March 31, 2006

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items	
	million yen	%	million yen	%	million yen	%
Six months ended Sept. 30, '06	298,817	69.4	67,111	242.2	94,676	66.6
Six months ended Sept. 30, '05	176,364	(6.2)	19,613	(51.0)	56,824	(28.3)
Year ended Mar. 31, '06	509,249		90,349		160,759	

	Net income		Net income per share	Diluted net income per share
	million yen	%	yen	yen
Six months ended Sept. 30, '06	54,345	48.4	424.86	-
Six months ended Sept. 30, '05	36,625	(21.1)	282.34	-
Year ended Mar. 31, '06	98,378		762.28	-

[Notes] *Investment gains (losses) on equity method:
Six months ended Sept. 30, '06: 1,292 million yen, Six months ended Sept. 30, '05: 1,519 million yen, Year ended Mar. 31, '06: 267 million yen
*Average number of shares outstanding (consolidated basis):
Six months ended Sept. 30, '06: 127,911,816 shares, Six months ended Sept. 30, '05: 129,722,707 shares, Year ended Mar. 31, '06: 128,821,844 shares
*Changes in accounting policies: none
*Percentage for net sales, operating income, income before income taxes and extraordinary items, and net income show increase (decrease) from the previous semi-annual consolidated accounting period.

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Sept. 30, '06	1,263,030	989,319	78.3	7,733.31
As of Sept. 30, '05	1,103,618	914,533	82.9	7,149.40
As of Mar. 31, '06	1,160,703	974,091	83.9	7,613.79

[Notes] *Number of shares outstanding (consolidated basis):
As of Sept. 30, '06: 127,909,148 shares, As of Sept. 30, '05: 127,917,607 shares, As of Mar. 31, '06: 127,914,104 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - ending
	million yen	million yen	million yen	million yen
Six months ended Sept. 30, '06	19,993	(25,485)	(40,994)	580,835
Six months ended Sept. 30, '05	(63,523)	(100,382)	(51,150)	603,253
Year ended Mar. 31, '06	46,382	(208,807)	(60,166)	617,139

(4) Company group information
Consolidated subsidiaries: 20 Non-consolidated subsidiary with equity method applied: 0 Affiliates with equity method applied: 7

(5) Change in scope of consolidation and equity method application
Consolidated subsidiaries: 1 newly added Affiliates with equity method applied: no change

2. Forecast for the Fiscal Year Ending March 2007 (April 1, 2006 - March 31, 2007)

	Net sales	Income before income taxes and extraordinary items	Net income
	million yen	million yen	million yen
Year ending Mar. 31, '07	740,000	170,000	100,000

Estimated annual earnings per share: 781.80 yen

[Notes] *With respect to the forecast, please refer to page 3 for the forward-looking conditions and other related matters.
*The number of outstanding shares used for calculating "Estimated annual earnings per share" is not the one at the six-month period end but the estimated average number of shares outstanding for the fiscal year.

COMPANY GROUP INFORMATION

Among Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-one subsidiaries, and eight affiliates as of September 30, 2006, the main business is manufacturing and distribution of electronic entertainment products. Correlation chart of the Company and its related companies are as follows.


Customers
Electronic Entertainment Products
(Distribution)
(a) Nintendo of America Inc.
(a) Nintendo of Canada Ltd.
(a) Nintendo of Europe GmbH
(a) Nintendo France S.A.R.L.
(a) Nintendo Benelux B.V.
(a) Nintendo España, S.A.
(a) Nintendo Australia Pty. Ltd.
(a) Nintendo Phuten Co., Ltd.
(a) Nintendo of Korea Co., Ltd.
(a) NES Merchandising, Inc.
(c) iQue Ltd.
(c) iQue (China) Ltd.
Electronic Entertainment Products & Others
(Distribution)
(c) The Pokémon Company
Others
(a) NHR Inc.
(a) HFI Inc.
(a) SiRAS.com Inc.
(c) The Baseball Club of Seattle, L.P.
Others
(b) Fukuei Co., Ltd.
(c) WARPSTAR, Inc.
Nintendo Co., Ltd.
Electronic Entertainment Products
(R&D, etc.)
(a) Nintendo Technology Development Inc.
(a) Nintendo Software Technology Corporation
(a) Retro Studios, Inc.
(a) Nintendo (Hong Kong) Ltd.
(c) Silicon Knights Inc.
(c) AiLive Inc. ※
Electronic Entertainment Products
(R&D, etc.)
(a) ND CUBE Co., Ltd.
(a) Brownie Brown Inc.
(d) Ape inc.
Others
(a) Nintendo Research, Inc.
Distribution channel
Other channel

(a) Consolidated subsidiaries ------------------------------------- 20
(b) Non-consolidated subsidiary with equity method non-applied --- 1
(c) Affiliates with equity method applied -------------------------- 7
(d) Affiliate with equity method non-applied ---------------------- 1

[Note] *The trade name has been changed from "iKuni Inc." to "AiLive Inc.".

MANAGEMENT POLICY

1. Basic Management Policy

In the field of home entertainment, Nintendo Co., Ltd. ("the Company") and its consolidated subsidiaries (together with the Company, "Nintendo") strive to create new and unique forms of entertainment while maintaining a robust business structure.

Nintendo places the highest emphasis on providing customers with a "world of fun", which is both innovative and entertaining with creative elements that have never been experienced.

2. Basic Policy of Profit Distribution

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for sudden changes in the business environment and intensified competition. As for direct profit returns to our shareholders, dividends are paid considering profit levels evaluated in each fiscal period.

Annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is kept at 140 yen.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments, enhancement of selling power, and common stock buyback whenever deemed appropriate.

3. Targeted Management Index

In the home entertainment industry, it is essential to provide new and entertaining products consistently. Upon accomplishing this, Nintendo aims to improve its corporate value by sustaining robust growth and increasing profit. Because Nintendo deals with entertainment products, which by nature hold many uncertainties in terms of their product development, and operates in a market which involves intense competition, flexible business decisions are made without being constrained by any specific management index.

4. Medium and Long Term Management Strategy and Challenges

The video game industry has developed as one of the few entertainment fields which was launched and driven by Japan. Throughout the early years, the success of the industry was dependent upon increasingly spectacular graphics and more complex games. In recent years, however, the traditional success formula of developing splendid and complex games has become less productive. High development costs cannot be avoided by pursuing this traditional method and there is a common perception in the industry as a whole that further expansion of the market will be difficult.

Nintendo will continue the original challenge to provide an unprecedented gaming experience using technical innovations in unique ways. It is essential for our human resources to be even more flexible and positive. By taking advantage of being the only platform holder with a powerful in-house software development team, Nintendo will strive to expand its business and increase revenue and profit with new ideas to gaming that can be enjoyed by anyone, regardless of age, gender, or prior gaming experience, consequently expanding the gaming population for which Nintendo is aiming.

5. Matters Pertaining to Parent Company

Not applicable

OPERATING RESULTS

1. Review of Operations

During the semi-annual fiscal year ended September 30, 2006, despite concerns over crude oil price trends or rising interest rates, the Japanese economy continued to show a pattern of recovery due to improvements in corporate earnings, intensified capital investments, and steady consumer spending supported by improvements in the employment environment and household income. Looking overseas, the U.S. economy is being concerned about its slowdown even though it continued to show steady performance due to favorable consumer spending and capital investments. As for the European economy, the business environment showed indications of moderate improvement.

In the video game industry, the video game market in Japan as a whole has expanded with the robust growth in the handheld game market, even though the market for consoles showed weak performance. The handheld game market is on the rise in overseas as well.

Nintendo's approach was to expand the gaming population with "Nintendo DS" which has made it possible for new and unprecedented entertainments to be introduced that expand the definition of video games. The software lineup known as "Touch! Generations", which offers an entertaining experience that provides skilled gamers with a fresh sensation and at the same time, drives those who were not familiar with video games in the past to start playing with easy access and user-friendly operation, has cultivated an new user demographic including seniors and females.

Consolidated net sales for the six months ended Sept. 30, 2006 resulted in 298.8 billion yen, including overseas sales of 177.6 billion yen, which accounted for 59.4% of total sales. Income before income taxes and extraordinary items was 94.6 billion yen. Net income was 54.3 billion yen.

With respect to sales by business category, handheld game products in the electronic entertainment products division, "Nintendo DS" and "Nintendo DS Lite" sold a total of more than 10 million units on a worldwide basis during the semi-annual fiscal year (26.82 million units life-to-date), resulting from continuous robust sales of "Nintendo DS Lite" following its March launch in Japan and strong sales following its June release in overseas. In addition, "Nintendo DS" software enjoyed a boost in sales as well. For instance, "New Super Mario Bros.", the latest side-scrolling action game in "Super Mario" series with easy access and user-friendly operation, sold 6.76 million units worldwide, and "Brain Age: Train Your Brain in Minutes a Day" series, which continued to enjoy favorable sales since their Japan launch last year and the initial game of which cultivated a new video game market of brain training in overseas, sold a total of 4.59 million units on a worldwide basis in this interim period (8.51 million units life-to-date). Software lineup of "Touch! Generations", including brain training titles, sold a total of 13.54 million units in Japan and 25.27 million units worldwide on a life-to-date basis, consequently making great progress in expanding the gaming population of females and seniors in particular who tend to be less involved in games. As for console business, sales of both hardware and software declined compared to figures for the first half of the last fiscal year due to the fact that a new video gaming console is awaiting to be launched in the second half of the fiscal year. In total, net sales in the electronic entertainment products division were 297.9 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 0.8 billion yen.

With respect to geographic segment information, sales in Japan were 286.3 billion yen including inter-segment sales of 161.9 billion yen. Operating income was 69.6 billion yen. Sales in the Americas were 94.0 billion yen including inter-segment sales of 1.2 billion yen. Operating income was 0 billion yen. Sales in Europe were 78.0 billion yen including inter-segment sales of 0 billion yen. Operating income was 3.0 billion yen.

2. Annual Outlook

In order to expand gaming population in the console business as well, Nintendo will aim to popularize "Wii" (the latest video gaming console to be launched at the end of the calendar year) as an "everyday-use gaming device for all the family" allowing the new emergence of gaming console inseparable from daily lives, under the concept of "brand new days with Wii". As for handheld gaming market, Nintendo will continue to strive to gain more popularity with an expansion in software lineup by launching new types of games that expand user base such as "Touch! Generations" as well as easy accesible games to challenging games in due proportion.

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2007, net sales are projected to reach 740.0 billion yen, operating income 145.0 billion yen, income before income taxes and extraordinary items 170.0 billion yen, net income 100.0 billion yen. Assumed exchange rates for the second half of the fiscal year are 115.00 yen per U.S. dollar and 143.00 yen per euro.

As for the cash dividends, based on "2. Basic Policy of Profit Distribution", if Nintendo achieves the current forecast for the fiscal year ending March 31, 2007, the annual cash dividend per share will be 400 yen (70 yen at six-month period end, 330 yen at fiscal year-end).

[Note] Above forecasts were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts when making investment decisions.

FINANCIAL POSITION

Total assets increased overall by 102.3 billion yen compared to the previous fiscal year-end to 1,263.0 billion yen, due to increases in such as trade accounts receivable and inventories in preparation for holiday season sales even though cash and deposits decreased from payments for income taxes and cash dividends. Total liabilities increased by 87.2 billion yen compared to the previous fiscal year-end to 273.7 billion yen mainly due to the increase in notes and trade accounts payable from purchasing materials. Net assets were 989.3 billion yen mostly due to the facts that net income ended in 54.3 billion yen while cash dividends for previous fiscal year resulted in 40.9 billion yen.

The ending balance of "Cash and cash equivalents" (collectively, Cash) as of Sept 30, 2006 decreased by 36.3 billion yen compared to the previous fiscal year-end to 580.8 billion yen. Net increase (decrease) of Cash and contributing factors during the six-month period ended Sept 30, 2006 are as follows.

Cash flows from operating activities:

Net cash from operating activities increased by 19.9 billion yen mainly resulting from the difference between 94.9 billion yen of income before income taxes and minority interests and 67.9 billion yen of payments for income taxes.

Cash flows from investing activities:

Net cash from investing activities decreased by 25.4 billion yen primarily due to acquisition of investment securities.

Cash flows from financing activities:

Net cash from financing activities decreased by 40.9 billion yen mainly due to payments for cash dividends.

Cash flow index trend

	As of March 31, 2003	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006	**As of September 30, 2006**
Capital adequacy ratio	82.0 %	88.1 %	81.4 %	83.9 %	**78.3** %
Capital adequacy ratio at market value	118.8	139.1	134.4	194.0	**246.5**

[Notes] Capital adequacy ratio: Total owners' equity and valuation and translation adjustments / Total assets
Capital adequacy ratio at market value: Total market value of stocks / Total assets
*Percentage figures are calculated on a consolidated basis.
*Total market value of stocks is calculated by multiplying closing price and the number of shares outstanding (excluding treasury stock) at the end of the period.

RISK FACTORS

Listed below are the various risks that could significantly affect Nintendo's operating performance, stock price, and financial condition. However, unpredictable risks may exist other than the risks set forth herein. Note that matters pertaining to the future presented herein are determined by Nintendo as of the semi-annual consolidated acccounting period end.

1. Risks around Economic Environment

・Fluctuation in foreign exchange rates

Nintendo distributes its products globally with overseas sales accounting for approximately 60% of total sales. Most of the monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets denominated in foreign currencies including cash deposits without exchange contracts. Thus, fluctuation in foreign exchange rates would have a strong influence on business results not only when foreign currencies are converted to Japanese yen but also when revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's profitability.

2. Risks around Business Activities

・Fluctuation of and competition in the market

Nintendo is engaged in a business categorized under the massive entertainment industry. Therefore, Nintendo's business is affected by trends in other types of entertainment. The video game market may shrink if consumer preferences shift to other forms of entertainment. The emergence of new competitors resulting from technological innovation could have a detrimental impact as well.

In the video game industry, it may become even more difficult to generate profits as more expenses for research & development and marketing are required and as price competition intensifies with giant enterprises entering into the market. As a result, Nintendo may find difficulties in maintaining or expanding its market share as well as sustaining profitability.

・Development of new products

Although Nintendo continues to develop innovative and appealing products in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows.

① Despite the substantial costs and time needed for some software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.

② While hardware requires long term development, constant technical progress is taking place. Thus, Nintendo may not be able to equip in its products with technology which can be utilized in entertainment. Furthermore, in the case of a delayed launch, it is possible that market share could be adversely affected.

③ Due to characteristics of Nintendo products, it may become difficult to sell or develop the products as planned, which could lead to significant variances from financial forecasts.

・Product valuation and adequate inventory procurement

Demand for products in the video game industry is significantly influenced by consumers' preferences as well as seasonality characterized by short product life cycle and huge demand around the holiday seasons. Although production is targeted at the equilibrium point of supply and demand, accurate projections are extremely difficult to obtain, which may lead to the risk of excessive inventories. In addition, inventory obsolescence could have an adverse effect on Nintendo's operations and financial position.

・Overseas business expansion and international activities

Nintendo runs business in the Americas, Europe, Australia, Asia, etc. besides Japan. Launching new business in these overseas markets involves risks such as ① unexpected enforcement or amendments to laws or regulations, ② disadvantages from emergence of political or economic factors, ③ disadvantages from inconsistency of multilateral taxation systems and diversity of tax law interpretation, ④ difficulties in recruiting and retaining human resources, ⑤ social disruption by terrorist attacks, war, and other incidents.

·Dependency on outside manufacturers

Nintendo commissions a number of certain outside manufacturers to produce key components or assemble finished products. In the event of their business failures, Nintendo may have trouble in procuring key components or manufacturing its products. In addition, in periods of high demand, they may not have the capacity to provide the ordered amount of components. A shortage of key components could lead to issues such as margin decline due to higher pricing as well as insufficient product supply, and quality control. These problems may impair the relationship between Nintendo and its customers.

Furthermore, since most of suppliers' production bases are located overeseas, it would negatively affect Nintendo's operations when production is restrained by riots or disasters in the area.

·Business operations affected by seasonal fluctuations

Demand for products is subject to seasonal fluctuations as most of the demand is focused around the holiday seasons. Should Nintendo fail to meet the high demand of the period in any of its business activities, for the launch of attractive new products and supplying hardware, it would suffer unfavorable operating performance.

3. Other Risks

Other than risks set forth above, factors such as product liability, limitations of protecting intellectual property, leakage of personal and confidential information, changes in accounting standards and taxation systems, litigation, uncollectibility of trade accounts and notes receivable, collapse of financial institutions, and environmental restrictions may adversely affect Nintendo's operations and financial position.

CONSOLIDATED BALANCE SHEETS

Description / Date	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006	
	Amount	%	Amount	%	Amount	%
(Assets)	million yen		million yen		million yen	
I Current assets						
1 Cash and deposits	783,630		711,343		812,064	
2 Notes and trade accounts receivable	71,358		56,284		43,826	
3 Securities	57,154		28,907		64,287	
4 Inventories	58,270		81,858		30,835	
5 Deferred income taxes	28,634		25,026		24,170	
6 Other current assets	97,873		55,006		45,061	
7 Allowance for doubtful accounts	(2,022)		(1,941)		(1,514)	
Total current assets	**1,094,900**	**86.7**	**956,487**	**86.7**	**1,018,730**	**87.8**
II Fixed assets						
1 Property, plant, and equipment						
(1) Buildings and structures	18,418		18,847		18,838	
(2) Land	32,663		32,327		32,604	
(3) Other property, plant, and equipment	5,467		4,075		4,526	
Total property, plant, and equipment	56,549	4.5	55,250	5.0	55,969	4.8
2 Intangible fixed assets	519	0.0	334	0.0	319	0.0
3 Investments and other assets						
(1) Investments in securities	84,588		71,228		60,213	
(2) Deferred income taxes	11,132		8,299		10,314	
(3) Other investments and other assets	15,359		12,049		15,182	
(4) Allowance for doubtful accounts	(20)		(30)		(26)	
Total investments and other assets	111,060	8.8	91,546	8.3	85,683	7.4
Total fixed assets	**168,130**	**13.3**	**147,131**	**13.3**	**141,972**	**12.2**
Total assets	**1,263,030**	**100.0**	**1,103,618**	**100.0**	**1,160,703**	**100.0**

Description \ Date	As of September 30, 2006 Amount	%	As of September 30, 2005 Amount	%	As of March 31, 2006 Amount	%
(Liabilities)	million yen		million yen		million yen	
I Current liabilities						
1 Notes and trade accounts payable	154,285		106,849		83,817	
2 Accrued income taxes	46,089		34,759		53,040	
3 Reserve for bonuses	1,555		1,556		1,732	
4 Reserve for directors' bonuses	130		-		-	
5 Other current liabilities	66,660		41,314		43,684	
Total current liabilities	**268,722**	**21.3**	**184,479**	**16.7**	**182,274**	**15.7**
II Non-current liabilities						
1 Non-current accounts payable	863		990		861	
2 Reserve for retirement and severance benefits	4,125		3,415		3,299	
Total non-current liabilities	**4,989**	**0.4**	**4,406**	**0.4**	**4,161**	**0.4**
Total liabilities	**273,711**	**21.7**	**188,885**	**17.1**	**186,435**	**16.1**
(Minority interests)						
Minority interests	-	-	**198**	**0.0**	**176**	**0.0**
(Shareholders' equity)						
I Common stock	-	-	**10,065**	**0.9**	**10,065**	**0.9**
II Additional paid-in capital	-	-	**11,584**	**1.0**	**11,585**	**1.0**
III Retained earnings	-	-	**1,043,275**	**94.5**	**1,096,073**	**94.4**
IV Unrealized gains on other securities	-	-	**9,558**	**0.9**	**10,717**	**0.9**
V Translation adjustments	-	-	**(4,890)**	**(0.4)**	**762**	**0.1**
VI Treasury stock	-	-	**(155,059)**	**(14.0)**	**(155,112)**	**(13.4)**
Total shareholders' equity	-	-	**914,533**	**82.9**	**974,091**	**83.9**
Total liabilities, minority interests, and shareholders' equity	-	-	**1,103,618**	**100.0**	**1,160,703**	**100.0**
(Net assets)						
I Owners' equity						
1 Common stock	10,065		-		-	
2 Additional paid-in capital	11,585		-		-	
3 Retained earnings	1,109,301		-		-	
4 Treasury stock	(155,214)		-		-	
Total owners' equity	**975,737**	**77.3**	-	-	-	-
II Valuation and translation adjustments						
1 Unrealized gains on other securities	9,910		-		-	
2 Translation adjustments	3,513		-		-	
Total valuation and translation adjustments	**13,423**	**1.0**	-	-	-	-
III Minority interests	**157**	**0.0**	-	-	-	-
Total net assets	**989,319**	**78.3**	-	-	-	-
Total liabilities and net assets	**1,263,030**	**100.0**	-	-	-	-

CONSOLIDATED STATEMENTS OF INCOME

Description / Period	Six months ended September 30, 2006 Amount	%	Six months ended September 30, 2005 Amount	%	Year ended March 31, 2006 Amount	%
	million yen		million yen		million yen	
I Net sales	298,817	100.0	176,364	100.0	509,249	100.0
II Cost of sales	162,974	54.5	103,454	58.7	294,133	57.8
Gross margin	**135,842**	**45.5**	**72,910**	**41.3**	**215,115**	**42.2**
III Selling, general, and administrative expenses	68,730	23.0	53,297	30.2	124,766	24.5
Operating income	**67,111**	**22.5**	**19,613**	**11.1**	**90,349**	**17.7**
IV Other income	27,958	9.3	37,342	21.2	70,897	14.0
1 Interest income	15,443		10,502		22,497	
2 Foreign exchange gains	10,057		24,151		45,515	
3 Other	2,456		2,689		2,884	
V Other expenses	393	0.1	131	0.1	487	0.1
1 Sales discount	321		114		422	
2 Other	72		17		65	
Income before income taxes and extraordinary items	**94,676**	**31.7**	**56,824**	**32.2**	**160,759**	**31.6**
VI Extraordinary gains	253	0.1	4,571	2.6	7,360	1.4
1 Reversal of allowance for doubtful accounts	7		44		966	
2 Reversal of unrealized losses on investments in securities	245		1,753		1,408	
3 Gains on sales of fixed assets	-		6		6	
4 Gains on sales of investments in securities	-		1,530		3,653	
5 Gains on redemption of investments in securities	-		-		82	
6 Gains on liquidation of an affiliate	-		-		5	
7 Reversal of reserve for directors' retirement and severance benefits	-		1,236		1,236	
VII Extraordinary losses	1	0.0	252	0.1	1,648	0.3
1 Losses on disposal of fixed assets	1		18		31	
2 Unrealized losses on investments in securities	-		-		1,383	
3 Losses on sales of investments in securities	-		233		233	
Income before income taxes and minority interests	**94,929**	**31.8**	**61,144**	**34.7**	**166,470**	**32.7**
Provision for income taxes and enterprise taxes	42,588	14.3	29,335	16.6	74,431	14.6
Prior-year income taxes	2,661	0.9	-	-	-	-
Income taxes deferred	(4,647)	(1.6)	(4,793)	(2.7)	(6,292)	(1.2)
Minority interests	(18)	(0.0)	(23)	(0.0)	(46)	(0.0)
Net income	**54,345**	**18.2**	**36,625**	**20.8**	**98,378**	**19.3**

CONSOLIDATED STATEMENTS OF SURPLUS

Description \ Period	Six months ended September 30, 2005	Year ended March 31, 2006
	Amount	Amount
(Additional paid-in capital)	million yen	million yen
I Additional paid-in capital - Beginning	**11,584**	**11,584**
II Increase	**0**	**0**
1 Gains on disposal of treasury stock	0	0
III Additional paid-in capital - Ending	**11,584**	**11,585**
(Retained earnings)		
I Retained earnings - Beginning	**1,032,834**	**1,032,834**
II Increase	**36,625**	**98,378**
1 Net income	36,625	98,378
III Decrease	**26,185**	**35,139**
1 Cash dividends	26,015	34,969
2 Directors' bonuses	170	170
IV Retained earnings - Ending	**1,043,275**	**1,096,073**

CONSOLIDATED STATEMENTS OF NET ASSETS

Six months ended September 2006 (April 1, 2006 - September 30, 2006)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	10,065	11,585	1,096,073	(155,112)	962,611
Amount of changes in the interim period					
* Dividends from retained earnings	-	-	(40,932)	-	(40,932)
* Directors' bonuses	-	-	(185)	-	(185)
Net income	-	-	54,345	-	54,345
Purchase of treasury stock	-	-	-	(102)	(102)
Disposal of treasury stock	-	0	-	0	0
Net amount of changes in the interim period other than owners' equity	-	-	-	-	-
Total amount of changes in the interim period	-	0	13,227	(102)	13,125
Balance as of September 30, 2006	10,065	11,585	1,109,301	(155,214)	975,737

million yen

	Valuation and translation adjustments			Minority interests	Total net assets
	Unrealized gains on other securities	Translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	10,717	762	11,479	176	974,267
Amount of changes in the interim period					
* Dividends from retained earnings	-	-	-	-	(40,932)
* Directors' bonuses	-	-	-	-	(185)
Net income	-	-	-	-	54,345
Purchase of treasury stock	-	-	-	-	(102)
Disposal of treasury stock	-	-	-	-	0
Net amount of changes in the interim period other than owners' equity	(807)	2,751	1,944	(18)	1,926
Total amount of changes in the interim period	(807)	2,751	1,944	(18)	15,052
Balance as of September 30, 2006	9,910	3,513	13,423	157	989,319

[Note] * Allocated at the annual general meeting of shareholders' held in June 2006.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description / Period	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
	Amount	Amount	Amount
	million yen	million yen	million yen
I Cash flows from operating activities			
Income before income taxes and minority interests	94,929	61,144	166,470
Depreciation and amortization	2,032	1,652	3,591
Increase (decrease) in allowance for doubtful accounts	472	(19)	(511)
Interest and dividends income	(15,707)	(10,945)	(23,176)
Interest expenses	0	0	1
Foreign exchange losses (gains)	(10,006)	(25,516)	(46,577)
Equity in losses (gains) of non-consolidated subsidiary and affiliates	(1,292)	(1,519)	(267)
Decrease (increase) in notes and trade accounts receivable	(26,007)	(3,517)	9,140
Decrease (increase) in inventories	(26,334)	(29,763)	21,554
Increase (decrease) in notes and trade accounts payable	36,179	(16,634)	(28,679)
Increase (decrease) in consumption taxes payable	794	(620)	198
Directors' bonuses paid	(185)	(170)	(170)
Other, net	18,029	(2,368)	(3,575)
Sub-total	72,904	(28,276)	97,999
Interest and dividends received	15,012	11,242	23,237
Interest paid	(0)	(0)	(1)
Income taxes paid	(67,924)	(46,489)	(74,853)
Net cash provided by (used in) operating activities	**19,993**	**(63,523)**	**46,382**
II Cash flows from investing activities			
Increase in time deposits	(319,182)	(170,013)	(497,914)
Decrease in time deposits	328,775	63,261	295,452
Payments for acquisition of securities	(51,254)	(11,558)	(35,989)
Proceeds from sales and redemption of securities	48,528	16,013	27,543
Payments for acquisition of property, plant, and equipment	(1,160)	(2,373)	(4,139)
Proceeds from sales of property, plant, and equipment	7	88	91
Payments for acquisition of investment securities	(30,930)	(2,164)	(9,172)
Proceeds from sales of investment securities	-	6,014	13,940
Payments for investments in affiliates	-	-	(42)
Other, net	(267)	348	1,423
Net cash provided by (used in) investing activities	**(25,485)**	**(100,382)**	**(208,807)**
III Cash flows from financing activities			
Payments for acquisition of treasury stock	(110)	(25,165)	(25,227)
Cash dividends paid	(40,884)	(25,986)	(34,943)
Other, net	0	1	3
Net cash provided by (used in) financing activities	**(40,994)**	**(51,150)**	**(60,166)**
IV Effect of exchange rate changes on cash and cash equivalents	**10,182**	**25,583**	**47,003**
V Net increase (decrease) of cash and cash equivalents	**(36,304)**	**(189,473)**	**(175,587)**
VI Cash and cash equivalents - Beginning	**617,139**	**792,727**	**792,727**
VII Cash and cash equivalents - Ending	**580,835**	**603,253**	**617,139**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

Consolidated subsidiaries 20

Nintendo of America Inc.	NES Merchandising, Inc.
NHR Inc.	HFI Inc.
Nintendo of Canada Ltd.	Nintendo of Europe GmbH
Nintendo France S.A.R.L.	Nintendo España, S.A.
Nintendo Benelux B.V.	Nintendo Australia Pty. Ltd.
Nintendo Phuten Co., Ltd.	Nintendo Technology Development Inc.
Nintendo Software Technology Corporation	SiRAS.com Inc.
Retro Studios, Inc.	Nintendo (Hong Kong) Ltd.
Nintendo Research, Inc.	Nintendo of Korea Co., Ltd.
ND CUBE Co., Ltd.	Brownie Brown Inc.

Nintendo of Korea Co., Ltd. is newly consolidated as of the semi-annual consolidated accounting period ended Sept. 30, 2006 due to capital investments.

Non-consolidated subsidiary 1

Fukuei Co., Ltd.

The subsidiary above is small in size and is excluded from consolidation as it does not have a significant impact on the consolidated financial statements in respect of total assets, net sales, net income, and retained earnings.

2. Application of Equity Method

Affiliates with equity method applied 7

The Pokémon Company	WARPSTAR, Inc.	Silicon Knights Inc.
AiLive Inc.	iQue Ltd.	iQue (China) Ltd.
The Baseball Club of Seattle, L.P.		

With respect to equity method applied companies with different six-month period end from consolidated six-month period end (i.e., September 30), their financial statements are used either as they are or based on appropriate provisional financial information.

3. Semi-Annual Accounting Period End of Consolidated Subsidiaries

Although six-month periods of Nintendo Phuten Co., Ltd. and Retro Studios, Inc. end on June 30, which differ from consolidated six-month period end, their financial statements through the periods are used for consolidation as the variances of six-month periods end are within three months (so-called three-month rule applied). Important transactions between their six-month periods end and September 30 are reconciled for consolidation.

4. Accounting Policies

(1) A valuation basis and method for important assets

(A) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Unrealized losses are charged to income, and unrealized gains, net of tax are charged to net assets. Cost of sales is calculated using the moving average method.)
Non-marketable other securities	Cost, determined by the moving average method
(B) Derivatives	Market price method
(C) Inventories	Lower of cost or market price method, with cost determined by the moving average method

(2) Depreciation method for important depreciable assets

(A) Property, plant, and equipment

The Company and its domestic consolidated subsidiaries	Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of attached facilities) acquired on or after April 1, 1998 are depreciated using the straight-line method.
Overseas consolidated subsidiaries	Straight-line method over the estimated useful lives of the assets Estimated useful lives of the principal assets: Buildings and structures: 3 to 60 years

(B) Intangible fixed assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

(3) Calculation basis of important allowance and reserve

(A) Allowance for doubtful accounts

The Company and its domestic consolidated subsidiaries are calculating the allowance for general accounts receivable with actual percentage of credit losses to provide against losses on bad debts, and individually calculating the allowance for each specific doubtful account with an estimated amount of potential bad debts. Overseas consolidated subsidiaries are calculating the allowance for each specific doubtful account separately with an estimated amount of potential bad debts.

(B) Reserve for bonuses

The Company is calculating the reserve for employees' bonuses with estimated prorated amount to be paid.

(C) Reserve for directors' bonuses

The Company is calculating the reserve for directors' bonuses with estimated prorated amount to be paid.

(Change in accounting procedure)

Effective as of the semi-annual consolidated accounting period ended Sept. 30, 2006, Nintendo has adopted the "Corporate Accounting Standard No. 4 regarding directors' bonuses", issued on November 29, 2005. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

(D) Reserve for retirement and severance benefits

The Company and certain consolidated subsidiaries are calculating the reserve for employees' retirement and severance benefits with actuarially projected amount at the end of the six-month period, on the basis of the estimated cost of retirement benefits and plan assets at the end of the fiscal year.

In addition, because the Company's plan assets exceeded the cost of retirement benefits at the semi-annual consolidated accounting period end, reserve for employees' retirement and severance benefits is booked in "Other investments and other assets" as prepaid plan assets.

(4) Translation basis of important assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the semi-annual fiscal year. Exchange gains or losses are charged to income. With respect to financial statements of overseas consolidated subsidiaries, spot exchange rates at the semi-annual fiscal year-end are also used for translating assets and liabilities in balance sheets into Japanese yen. The average exchange rates for the semi-annual fiscal year are used for translation of income and expenses. Differences resulting from translation in this manner are shown as "Translation adjustments" and "Minority interests" in "Net assets".

(5) Accounting procedure of important lease transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

(6) Others

(A) Accounting procedure of consumption taxes

Consumption taxes and provincial consumption taxes are recorded as assets / liabilities when they are paid / received.

(B) Accounting standard regarding "Net assets" in balance sheets

Effective as of the semi-annual consolidated accounting period ended Sept. 30, 2006, Nintendo has adopted the "Corporate Accounting Standard No. 5 regarding statements of net assets in balance sheets and its application guidelines No. 8", both issued on December 9, 2005.

Corresponding amount of previously stated "Shareholders' equity" in total is 989,161 million yen.

Statements of "Net assets" in balance sheets as of the semi-annual fiscal year-end are on the basis of revised consolidated financial statement regulations.

5. Scope of Funds in Consolidated Statements of Cash Flows

Funds (cash and cash equivalents) in consolidated statements of cash flows cover cash on hand, deposits which can be withdrawn at any time, and short-term investments which can be cashed easily, with little risk of value fluctuation, for which the term of redemption comes within three months from the acquisition date.

NOTES

Consolidated Balance Sheets Information

million yen

	As of Sept. 30, 2006	As of Sept. 30, 2005	As of Mar. 31, 2006
Accumulated depreciation of property, plant, and equipment	40,642	36,429	38,693

Consolidated Statements of Cash Flows Information

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

million yen

	As of Sept. 30, 2006	As of Sept. 30, 2005	As of Mar. 31, 2006
Cash and deposits account	783,630	711,343	812,064
Time deposits (over 3 months)	(225,718)	(136,455)	(234,618)
Short-term investments due within 3 months after acquisition	22,923	28,365	39,693
Cash and cash equivalents - Ending	580,835	603,253	617,139

SEGMENT INFORMATION

1. Segment Information by Business Categories

Considering similarities of categories, characteristics, manufacturing method, or sales market of what Nintendo deals in, the electronic entertainment product segment accounts for over 90% of total sales and operating income of all business category segments, with no other segments to be reported on the basis of disclosure rules. Therefore, this information is not applicable to Nintendo's business.

2. Segment Information by Seller's Location

Six months ended September 30, 2006 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net Sales							
(1) Sales to third parties	124,474	92,823	78,040	3,478	298,817	-	298,817
(2) Inter-segment sales	161,919	1,207	2	40	163,171	(163,171)	-
Total	286,393	94,031	78,043	3,519	461,988	(163,171)	298,817
Operating expenses	216,788	94,028	74,996	3,551	389,364	(157,659)	231,705
Operating income (losses)	69,605	3	3,046	(32)	72,623	(5,511)	67,111

Six months ended September 30, 2005 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net Sales							
(1) Sales to third parties	54,400	73,764	45,041	3,158	176,364	-	176,364
(2) Inter-segment sales	125,529	878	6	32	126,446	(126,446)	-
Total	179,929	74,642	45,047	3,191	302,811	(126,446)	176,364
Operating expenses	151,739	76,398	44,450	3,241	275,830	(119,078)	156,751
Operating income (losses)	28,190	(1,755)	596	(50)	26,981	(7,367)	19,613

Year ended March 31, 2006 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
Net Sales							
(1) Sales to third parties	161,929	210,493	129,869	6,956	509,249	-	509,249
(2) Inter-segment sales	249,890	1,996	8	77	251,974	(251,974)	-
Total	411,819	212,490	129,878	7,034	761,223	(251,974)	509,249
Operating expenses	330,148	212,010	128,694	6,930	677,783	(258,883)	418,900
Operating income (losses)	81,671	480	1,183	104	83,439	6,909	90,349

3. Overseas sales

Six months ended September 30, 2006 million yen

	The Americas	Europe	Other	Total
I Overseas sales	93,150	78,051	6,439	177,641
II Consolidated net sales				298,817
III Ratio of overseas sales to consolidated net sales	31.2%	26.1%	2.1%	59.4%

Six months ended September 30, 2005 million yen

	The Americas	Europe	Other	Total
I Overseas sales	74,137	45,048	5,548	124,733
II Consolidated net sales				176,364
III Ratio of overseas sales to consolidated net sales	42.0%	25.5%	3.2%	70.7%

Year ended March 31, 2006 million yen

	The Americas	Europe	Other	Total
I Overseas sales	211,195	129,884	11,532	352,611
II Consolidated net sales				509,249
III Ratio of overseas sales to consolidated net sales	41.5%	25.5%	2.2%	69.2%

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

SECURITIES INFORMATION

As of September 30, 2006 million yen

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	9,683	23,841	14,158
Bonds	47,899	50,034	2,135
Total	57,583	73,876	16,293

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	33,764

(2) Other securities

Preferred subscription certificate	10,000
Unlisted bonds	16,327

As of September 30, 2005 million yen

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	14,990	29,793	14,802
Bonds	32,319	33,601	1,281
Total	47,309	63,394	16,084

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	15,421

(2) Other securities

Preferred subscription certificate	11,000

As of March 31, 2006 million yen

1. Marketable other securities

	Acquisition Cost	Book Value	Difference
Stocks	9,683	25,256	15,572
Bonds	26,868	28,948	2,079
Total	36,552	54,204	17,652

2. Contents and book value of major non-marketable securities

(1) Held-to-maturity bonds

Commercial paper	46,981

(2) Other securities

Preferred subscription certificate	10,000
Unlisted bonds	6,873

DERIVATIVE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

PRODUCTION, ORDERS, AND SALES INFORMATION

Production

million yen

Business category	Main products	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Electronic entertainment products	Hardware			
	Handheld	178,484	109,922	209,519
	Console	5,588	10,927	20,624
	Others	5,544	5,232	12,666
	Hardware total	189,617	126,082	242,811
	Software			
	Handheld	132,725	63,495	185,611
	Console	13,187	25,931	59,206
	Software total	145,912	89,426	244,817
	Electronic entertainment products total	335,529	215,509	487,629
Other	Playing cards, Karuta, etc.	373	557	1,113
Total		335,903	216,066	488,742

Orders

million yen

Business category	Main products	Six months ended September 30, 2006		Six months ended September 30, 2005		Year ended March 31, 2006	
		Orders received	Orders in hand	Orders received	Orders in hand	Orders received	Orders in hand
Electronic entertainment products	Handheld	37,993	17,749	30,131	11,076	52,685	3,198
	Console	5,411	1,050	6,784	1,464	14,374	351
Total		43,404	18,800	36,916	12,541	67,059	3,549

Sales

million yen

Business category	Main products	Six months ended September 30, 2006	Six months ended September 30, 2005	Year ended March 31, 2006
Electronic entertainment products	Hardware			
	Handheld	155,696	74,888	223,869
	Console	3,814	8,590	24,668
	Others	9,096	11,043	32,947
	Hardware total	168,607	94,522	281,484
	Software			
	Handheld	117,554	59,063	172,661
	Console	10,684	20,723	50,503
	Royalty, content income, etc.	1,108	1,153	2,423
	Software total	129,346	80,940	225,588
	Electronic entertainment products total	297,954	175,462	507,072
Other	Playing cards, Karuta, etc.	862	902	2,176
Total		298,817	176,364	509,249

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd.

October 26, 2006

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FINANCIAL HIGHLIGHTS

1. Non-Consolidated Results for the Six Months Ended September 2005 and 2006, and Year Ended March 31, 2006

(1) Non-consolidated operating results (Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items	
	million yen	%	million yen	%	million yen	%
Six months ended Sept. 30, '06	286,393	59.2	69,727	148.0	92,923	50.7
Six months ended Sept. 30, '05	179,919	(1.7)	28,116	(40.5)	61,651	(30.4)
Year ended Mar. 31, '06	411,770		81,547		149,439	

	Net income		Net income per share
	million yen	%	yen
Six months ended Sept. 30, '06	37,897	(4.3)	296.28
Six months ended Sept. 30, '05	39,607	(26.1)	305.33
Year ended Mar. 31, '06	91,585		709.55

[Notes] *Average number of shares outstanding:

Six months ended Sept. 30, '06: 127,911,816 shares, Six months ended Sept. 30, '05: 129,722,707 shares, Year ended Mar. 31, '06: 128,821,844 shares

*Changes in accounting policies: none

*Percentage for net sales, operating income, income before income taxes and extraordinary items, and net income show increase (decrease) from the previous semi-annual accounting period.

(2) Non-consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Sept. 30, '06	1,078,404	852,378	79.0	6,663.94
As of Sept. 30, '05	964,262	812,372	84.2	6,350.75
As of Mar. 31, '06	1,003,005	856,501	85.4	6,694.51

[Notes] *Number of shares outstanding:

As of Sept. 30, '06: 127,909,148 shares, As of Sept. 30, '05: 127,917,607 shares, As of Mar. 31, '06: 127,914,104 shares

*Number of treasury stock:

As of Sept. 30, '06: 13,759,852 shares, As of Sept. 30, '05: 13,751,393 shares, As of Mar. 31, '06: 13,754,896 shares

2. Forecast for the Fiscal Year Ending March 2007 (April 1, 2006 - March 31, 2007)

	Net sales	Income before income taxes and extraordinary items	Net income
	million yen	million yen	million yen
Year ending Mar. 31, '07	620,000	130,000	60,000

Estimated annual earnings per share: 469.08 yen

3. Forecast for Dividends

	Dividends per share		
	Interim	Year-end	Annual
	yen	yen	yen
Year ended Mar. 31, '06	70.00	320.00	390.00
Six months ended Sept. 30, '06	70.00	-	400.00
Year ending Mar. 31, '07	-	330.00	

[Notes] *With respect to the forecasts, please refer to page 3 for the forward-looking conditions and other related matters.

*The number of outstanding shares used for calculating "Estimated annual earnings per share" is not the one at the six-month period end but the estimated average number of shares outstanding for the fiscal year.

NON-CONSOLIDATED BALANCE SHEETS

Description \ Date	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006	
	Amount	%	Amount	%	Amount	%
(Assets)	million yen		million yen		million yen	
I Current assets						
1 Cash and deposits	650,623		624,706		727,679	
2 Notes receivable	2,511		113		1,345	
3 Trade accounts receivable	113,866		84,988		39,678	
4 Inventories	20,482		21,717		13,676	
5 Deferred income taxes	17,559		15,049		16,135	
6 Other current assets	98,625		65,463		57,723	
7 Allowance for doubtful accounts	(6)		(85)		(1)	
Total current assets	**903,662**	**83.8**	**811,953**	**84.2**	**856,237**	**85.4**
II Fixed assets						
1 Property, plant, and equipment						
(1) Buildings	12,676		13,254		12,951	
(2) Land	25,184		25,182		25,182	
(3) Other property, plant, and equipment	2,668		1,721		2,091	
Total property, plant, and equipment	40,529	3.8	40,158	4.2	40,225	4.0
2 Intangible fixed assets	459	0.0	285	0.0	270	0.0
3 Investments and other assets						
(1) Investments in securities	76,992		63,883		53,949	
(2) Investments in affiliates	32,487		29,440		29,558	
(3) Deferred income taxes	9,102		6,623		7,685	
(4) Other investments and other assets	17,436		14,513		17,795	
(5) Allowance for doubtful accounts	(2,266)		(2,596)		(2,717)	
Total investments and other assets	133,752	12.4	111,864	11.6	106,271	10.6
Total fixed assets	**174,741**	**16.2**	**152,308**	**15.8**	**146,767**	**14.6**
Total assets	**1,078,404**	**100.0**	**964,262**	**100.0**	**1,003,005**	**100.0**

Description \ Date	As of September 30, 2006		As of September 30, 2005		As of March 31, 2006	
	Amount	%	Amount	%	Amount	%
(Liabilities)	million yen		million yen		million yen	
I Current liabilities						
1 Notes payable	5,767		2,748		4,140	
2 Trade accounts payable	145,780		101,250		75,932	
3 Other accounts payable	15,023		10,909		10,900	
4 Accrued income taxes	38,985		27,545		42,440	
5 Reserve for bonuses	1,555		1,556		1,732	
6 Reserve for directors' bonuses	130		-		-	
7 Other current liabilities	17,937		6,889		10,512	
Total current liabilities	**225,180**	**20.9**	**150,899**	**15.7**	**145,659**	**14.5**
II Non-current liabilities						
1 Non-current accounts payable	845		990		844	
Total non-current liabilities	**845**	**0.1**	**990**	**0.1**	**844**	**0.1**
Total liabilities	**226,025**	**21.0**	**151,889**	**15.8**	**146,503**	**14.6**
(Shareholders' equity)						
I Common stock	-	-	**10,065**	**1.0**	**10,065**	**1.0**
II Additional paid-in capital						
1 Capital reserve	-		11,584		11,584	
2 Other additional paid-in capital	-		0		0	
Total additional paid-in capital	-	-	**11,584**	**1.2**	**11,585**	**1.2**
III Retained earnings						
1 Legal reserve	-		2,516		2,516	
2 Optional reserve	-		810,044		810,044	
3 Unappropriated retained earnings	-		123,662		166,686	
Total retained earnings	-	-	**936,223**	**97.1**	**979,247**	**97.6**
IV Unrealized gains on other securities	-	-	**9,557**	**1.0**	**10,716**	**1.1**
V Treasury stock	-	-	**(155,059)**	**(16.1)**	**(155,112)**	**(15.5)**
Total shareholders' equity	-	-	**812,372**	**84.2**	**856,501**	**85.4**
Total liabilities and shareholders' equity	-	-	**964,262**	**100.0**	**1,003,005**	**100.0**

Description \ Date	As of September 30, 2006 Amount	%	As of September 30, 2005 Amount	%	As of March 31, 2006 Amount	%
(Net assets)	million yen		million yen		million yen	
I Owners' equity						
1 Common stock	10,065	0.9	-	-	-	-
2 Additional paid-in capital						
(1) Capital reserve	11,584		-		-	
(2) Other additional paid-in capital	1		-		-	
Total additional paid-in capital	11,585	1.1	-	-	-	-
3 Retained earnings						
(1) Legal reserve	2,516		-		-	
(2) Other retained earnings						
Special reserve	42		-		-	
General reserve	860,000		-		-	
Unappropriated retained earnings	113,473		-		-	
Total other retained earnings	973,516		-		-	
Total retained earnings	976,032	90.5	-	-	-	-
4 Treasury stock	(155,214)	(14.4)	-	-	-	-
Total owners' equity	**842,468**	**78.1**	-	-	-	-
II Valuation and translation adjustments						
1 Unrealized gains on other securities	9,909		-		-	
Total valuation and translation adjustments	**9,909**	**0.9**	-	-	-	-
Total net assets	**852,378**	**79.0**	-	-	-	-
Total liabilities and net assets	**1,078,404**	**100.0**	-	-	-	-

NON-CONSOLIDATED STATEMENTS OF INCOME

Description / Period	Six months ended September 30, 2006		Six months ended September 30, 2005		Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
I Net sales	286,393	100.0	179,919	100.0	411,770	100.0
II Cost of sales	177,659	62.0	122,027	67.8	261,855	63.6
Gross margin	**108,734**	**38.0**	**57,892**	**32.2**	**149,914**	**36.4**
III Selling, general, and administrative expenses	39,006	13.7	29,775	16.6	68,366	16.6
Operating income	**69,727**	**24.3**	**28,116**	**15.6**	**81,547**	**19.8**
IV Other income	23,632	8.3	33,717	18.8	68,472	16.6
1 Interest income	11,495		8,584		18,144	
2 Foreign exchange gains	10,174		23,817		47,932	
3 Other	1,962		1,316		2,395	
V Other expenses	436	0.2	182	0.1	580	0.1
1 Sales discount	390		171		561	
2 Other	45		11		19	
Income before income taxes and extraordinary items	**92,923**	**32.4**	**61,651**	**34.3**	**149,439**	**36.3**
VI Extraordinary gains	801	0.3	4,527	2.5	6,468	1.6
VII Extraordinary losses	1,553	0.5	252	0.2	1,648	0.4
Income before income taxes	**92,171**	**32.2**	**65,926**	**36.6**	**154,258**	**37.5**
Provision for income taxes and enterprise taxes	38,765	13.6	28,003	15.6	67,297	16.4
Prior-year income taxes	17,798	6.2	-	-	-	-
Income taxes deferred	(2,290)	(0.8)	(1,683)	(1.0)	(4,623)	(1.1)
Net income	**37,897**	**13.2**	**39,607**	**22.0**	**91,585**	**22.2**
Retained earnings brought forward	-		84,055		84,055	
Interim dividends	-		-		8,954	
Unappropriated retained earnings	-		**123,662**		**166,686**	

NON-CONSOLIDATED STATEMENTS OF NET ASSETS

Six months ended September 2006 (April 1, 2006 - September 30, 2006)

million yen

	Owners' equity			
		Additional paid-in capital		
	Common stock	Capital reserve	Other additional paid-in capital	Total additional paid-in capital
Balance as of March 31, 2006	10,065	11,584	0	11,585
Amount of changes in the interim period				
* Reversal of special reserve	-	-	-	-
* Dividends from retained earnings	-	-	-	-
* Directors' bonuses	-	-	-	-
* General reserve	-	-	-	-
Net income	-	-	-	-
Purchase of treasury stock	-	-	-	-
Disposal of treasury stock	-	-	0	0
Total amount of changes in the interim period	-	-	0	0
Balance as of September 30, 2006	10,065	11,584	1	11,585

million yen

	Owners' equity						
	Retained earnings						
		Other retained earnings					
	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	2,516	44	810,000	166,686	979,247	(155,112)	845,785
Amount of changes in the interim period							
* Reversal of special reserve	-	(2)	-	2	-	-	-
* Dividends from retained earnings	-	-	-	(40,932)	(40,932)	-	(40,932)
* Directors' bonuses	-	-	-	(180)	(180)	-	(180)
* General reserve	-	-	50,000	(50,000)	-	-	-
Net income	-	-	-	37,897	37,897	-	37,897
Purchase of treasury stock	-	-	-	-	-	(102)	(102)
Disposal of treasury stock	-	-	-	-	-	0	0
Total amount of changes in the interim period	-	(2)	50,000	(53,212)	(3,214)	(102)	(3,316)
Balance as of September 30, 2006	2,516	42	860,000	113,473	976,032	(155,214)	842,468

million yen

	Valuation and translation adjustments		Total net assets
	Unrealized gains on other securities	Total valuation and translation adjustments	
Balance as of March 31, 2006	10,716	10,716	856,501
Amount of changes in the interim period			
* Reversal of special reserve	-	-	-
* Dividends from retained earnings	-	-	(40,932)
* Directors' bonuses	-	-	(180)
* General reserve	-	-	-
Net income	-	-	37,897
Purchase of treasury stock	-	-	(102)
Disposal of treasury stock	-	-	0
Net amount of changes in the interim period other than owners' equity	(806)	(806)	(806)
Total amount of changes in the interim period	(806)	(806)	(4,123)
Balance as of September 30, 2006	9,909	9,909	852,378

[Note] *Allocated at the annual general meeting of shareholders' held in June 2006.

BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1. A Valuation Basis and Method for Assets

(1) Securities

Held-to-maturity bonds	Amortized cost method (by straight-line method)
Securities of subsidiaries and affiliates	Cost, determined by the moving average method
Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Unrealized losses are charged to income, and unrealized gains, net of tax are charged to net assets. Cost of sales is calculated using moving average method.)
Non-marketable other securities	Cost, determined by the moving average method

(2) Derivatives — Market price method

(3) Inventories — Lower of cost or market price method, with cost determined by the moving average method

2. Depreciation Method for Fixed Assets

(1) Property, plant, and equipment

Declining balance method (Some equipment is depreciated over economic useful lives.)

Buildings (exclusive of attached facilities) acquired on or after April 1, 1998 are depreciated using the straight-line method.

Estimated useful lives of the principal assets: Buildings: 3 to 50 years

(2) Intangible fixed assets

Straight-line method

As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

3. Calculation Basis of Allowance and Reserve

(1) Allowance for doubtful accounts

The Company is calculating the allowance for general accounts receivable with actual percentage of credit losses to provide against losses on bad debts, and individually calculating the allowance for each specific doubtful account with an estimated amount of potential bad debts.

(2) Reserve for bonuses

The Company is calculating the reserve for employees' bonuses with estimated prorated amount to be paid.

(3) Reserve for directors' bonuses

The Company is calculating the reserve for directors' bonuses with estimated prorated amount to be paid.

(Change in accounting procedure)

Effective as of the semi-annual accounting period ended Sept. 30, 2006, the Company has adopted the "Corporate Accounting Standard No. 4 regarding directors' bonuses", issued on November 29, 2005. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes is minor.

(4) Reserve for retirement and severance benefits

The Company is calculating the reserve for employees' retirement and severance benefits with actuarially projected amount at the end of the six-month period, on the basis of the estimated cost of retirement benefits and plan assets at the end of the fiscal year.

In addition, because the Company's plan assets exceeded the cost of retirement benefits at the semi-annual accounting period end, reserve for employees' retirement and severance benefits is booked in "Other investments and other assets" as prepaid plan assets.

4. Translation Basis of Assets and/or Liabilities Denominated in Foreign Currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of semi-annual fiscal year. Exchange gains or losses are charged to income.

5. Accounting Procedure of Lease Transactions

Finance leases that are deemed to transfer ownership of the leased assets to lessees are to be capitalized, while other finance leases are accounted for as operating lease transactions.

6. Others

(1) Accounting procedure of consumption taxes

Consumption taxes and provincial consumptions taxes are recorded as assets / liabilities when they are paid / received.

(2) Accounting standard regarding "Net assets" in balance sheets

Effective as of the semi-annual accounting period ended Sept. 30, 2006, the Company has adopted the "Corporate Accounting Standard No. 5 regarding statements of net assets in balance sheets and its application guidelines No. 8", both issued on December 9, 2005.

Corresponding amount of previously stated "Shareholders' equity" in total is 852,378 million yen.

Statements of "Net assets" in balance sheets as of the semi-annual fiscal year-end are on the basis of revised financial statement regulations.

NOTES

Non-Consolidated Balance Sheets Information

million yen

	As of Sept. 30, 2006	As of Sept. 30, 2005	As of Mar. 31, 2006
Accumulated depreciation of property, plant, and equipment	24,415	22,631	23,542
Guaranteed liabilities	3,207	3,413	3,434
<thousand US $>	*<27,203>*	*<30,155>*	*<29,239>*

Non-Consolidated Statements of Income

million yen

	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005	Year ended Mar. 31, 2006
Depreciation and amortization			
Property, plant, and equipment	1,059	924	1,932
Intangible fixed assets	55	42	87

LEASE TRANSACTIONS INFORMATION

This information is omitted, since it is disclosed on EDINET.

SECURITIES INFORMATION

None of shares of subsidiaries or affiliates have market value as of September 30, 2005 and 2006 and March 31, 2006.

1. Consolidated Sales Information

Consolidated sales units, number of new titles, and forecast

sales units in ten thousands
number of new titles released

			Six months Apr.-Sept. '06	Six months Apr.-Sept. '05	Twelve months Apr. '05-Mar. '06	Life-to-date Sept. '06	Forecast Apr. '06-Mar. '07
Game Boy Advance	Hardware	Japan	8	57	100	1,662	
		The Americas	100	168	472	3,910	
		Other	58	100	261	2,106	
		Total	166	325	833	7,679	330 *1
of which Game Boy Advance SP		Japan	6	16	42	648	
		The Americas	100	139	426	2,195	
		Other	51	98	176	1,137	
		Total	156	253	644	3,979	
of which Game Boy Micro		Japan	2	41	58	59	
		The Americas	1	29	47	47	
		Other	2	0	79	80	
		Total	4	70	183	187	
	Software	Japan	170	353	728	7,151	
		The Americas	1,355	1,758	3,534	19,613	
		Other	455	665	1,674	7,988	
		Total	1,980	2,776	5,936	34,753	3,200
	New Titles	Japan	14	38	76	784	
		The Americas	75	90	170	941	
		Other	52	83	170	847	
Nintendo DS	Hardware	Japan	461	150	478	1,152	
		The Americas	240	68	292	751	
		Other	309	139	376	779	
		Total	1,009	357	1,146	2,682	2,000 *2
of which Nintendo DS Lite		Japan	440	-	58	497	
		The Americas	223	-	-	223	
		Other	186	-	-	186	
		Total	848	-	58	906	
	Software	Japan	2,064	531	2,152	4,598	
		The Americas	1,194	456	1,608	3,276	
		Other	1,059	343	1,235	2,486	
		Total	4,316	1,330	4,995	10,360	8,200
	New Titles	Japan	100	45	147	273	
		The Americas	52	34	97	167	
		Other	47	26	84	147	
Nintendo GameCube	Hardware	Japan	2	4	20	402	
		The Americas	27	63	172	1,244	
		Other	6	14	44	475	
		Total	35	81	235	2,120	-
	Software	Japan	30	134	298	2,727	
		The Americas	788	975	2,388	12,953	
		Other	80	213	592	4,126	
		Total	898	1,322	3,279	19,805	1,500
	New Titles	Japan	6	16	37	274	
		The Americas	28	40	84	537	
		Other	14	25	67	438	
Wii	Hardware		-	-	-	-	600
	Software		-	-	-	-	1,700 *3

[Notes] New titles-Other consist of new titles released in the European and Australian markets.

*1 the sum of Game Boy Advance, Game Boy Advance SP, and Game Boy Micro units

*2 the sum of Nintendo DS and Nintendo DS Lite units

*3 software bundled with Wii hardware not included

2. Other Consolidated Information

million yen

		Six Months Apr.-Sept. '06	Six Months Apr.-Sept. '05	Twelve Months Apr. '05-Mar. '06	Forecast Apr. '06-Mar. '07
Capital investments		4,025	2,447	5,597	7,000
Depreciation expenses of property, plant, and equipment		1,961	1,577	3,442	4,500
Research and development costs		19,156	14,815	30,596	37,000
Marketing expenses		28,178	21,171	55,442	68,000
Number of employees		3,257	3,151	3,150	
Average exchange rates	US$1.00=	¥115.38	¥109.48	¥113.31	
	EUR1.00=	¥145.97	¥135.64	¥137.86	

3. Balance of Assets in Major Foreign Currencies without Exchange Contract (Non-Consolidated)

million U.S.dollars / euros

		Ending Balance Sept. 30, '06	Ending Balance Sept. 30, '05	Ending Balance Mar. 31, '06	Assumed exchange rates Mar. 31, '07
US$	Cash and deposits	2,934	2,887	2,935	
	Accounts receivable	499	460	116	
EUR	Cash and deposits	752	728	807	
	Accounts receivable	271	165	106	
Exchange rates at period end	US$1.00=	¥117.90	¥113.19	¥117.47	¥115.00
	EUR1.00=	¥149.77	¥136.13	¥142.81	¥143.00

Financial Result Briefing for the Six-month Period Ended September 2006

Nintendo

2006/10/27

Nintendo IR Reference Material of the Six-month Period Ended September 2006

Highlights of the Six-month Period Ended September 2006

*Consolidated net sales for the interim fiscal year ended September 30, 2006 resulted in 298.8 billion yen. Operating income, income before income taxes and extraordinary items, and net income were 67.1 billion yen, 94.6 billion yen, and 54.3 billion yen respectively. Each of them is the highest record after starting to disclose the interim financial results on consolidated basis for the fiscal year ended March 31, 2001.

*"Nintendo DS" and "Nintendo DS Lite" sold a total of more than 10 million units on a worldwide basis during the semi-annual fiscal year (26.82 million units life-to-date) resulting from continuous robust sales of "Nintendo DS Lite", following its March launch in Japan and strong sales following its June release in overseas.

*In addition, "Nintendo DS" software enjoyed a boost in sales as well. For instance, "New Super Mario Bros." sold 6.76 million units worldwide, and "Brain Age: Train Your Brain in Minutes a Day" series, which continued to enjoy favorable sales since their Japan launch last year and the initial game of which cultivated a new video game market of brain training in overseas, sold a total of 4.59 million units on a worldwide basis in this interim period (8.51 million units life-to-date). Software lineup of "Touch! Generations", including brain training titles, sold a total of 13.54 million units in Japan and 25.27 million units worldwide on a life-to-date basis, consequently making great progress in expanding the gaming population of females and seniors in particular who tend to be less involved in games.

*In the same manner, "Pokémon Diamond" and "Pokémon Pearl" each exclusive for "Nintendo DS" were released on September 28th in Japan. Their sales reached 1.73 million units in the short period through the end of September.

*Marketing expense, Research and development costs increased for 7 billion yen and 4.3 billion yen respectively compared to the prior interim period as those operations have been strengthened.

*Primarily due to weaker Japanese yen against US dollar and Euro, exchange gain of 10 billion yen was recorded as part of "other income".

Total Sales Units of Major Software Titles (Six-month Period Ended September 2006)

Sales Units In Ten Thousands

		Worldwide Apr. - Sept. '06
Nintendo DS	New Super Mario Bros.	676
	Brain Age:Train Your Brain in Minutes a Day	300
	Nintendogs	246

Total Software Sales by Franchise Character

Sales Units in Ten Thousands

		Worldwide Life-to-Date through Sept. '06
Super Mario Series	Handheld Games (12 Titles)	7,067
	Console Games (10 Titles)	12,266
	Total	19,333
The Legend of Zelda Series	Handheld Games (8 Titles)	1,583
	Console Games (7 Titles)	3,168
	Total	4,751
Donkey Kong Series	Handheld Games (11 Titles)	1,748
	Console Games (13 Titles)	3,050
	Total	4,798
Pokémon Series	Handheld Games (14 Titles)	10,929

Launch Dates of Primary NINTENDO Products by Region (Apr.- Sept. 2006)

		Game Boy Advance		Nintendo DS		Nintendo GameCube	
Region	Category	Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan	(Hardware)						
	(Software)	Eyeshield 21 DEVILBATS DEVILDAYS	2006/4/6	Densetsu no Stafy 4	2006/4/13	Odama	2006/4/13
		EarthBound 3	2006/4/20	Kanji Sonomama DS Rakubiki Jiten	2006/4/13		
		Karuchobit	2006/5/18	Tabi no Yubisashi KaiwachoDS DSseries1 Thai	2006/4/20		
		bit Generations dotstream	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries2 China	2006/4/20		
		bit Generations BOUNDISH	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries3 Korea	2006/4/20		
		bit Generations DIALHEX	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries4 America	2006/4/27		
		bit Generations COLORIS	2006/7/27	Tabi no Yubisashi KaiwachoDS DSseries5 Germany	2006/4/27		
		bit Generations ORBITAL	2006/7/27	Tetris DS	2006/4/27		
		bit Generations DIGIDRIVE	2006/7/27	New Super Mario Bros.	2006/5/25		
		bit Generations Soundvoyager	2006/7/27	Mawashite Tsunageru Touch Panic	2006/5/25		
		Rhythm Tengoku	2006/8/3	Metroid Prime Hunters	2006/6/1		
				Magical Starsign	2006/6/22		
				Project Hacker Kakusei	2006/7/13		
				Shaberu! DS Oryori Navi	2006/7/20		
				Mario Hoops 3-on-3	2006/7/27		
				Star Fox Command	2006/8/3		
				Chosoju Mecha MG	2006/9/2		
				Mogitate Tinkle no Barairo Ruppi-land	2006/9/2		
				Yakuman DS (Wi-Fi enabled)	2006/9/14		
				Pokémon Diamond	2006/9/28		
				Pokémon Pearl	2006/9/28		
The United States	(Hardware)			Nintendo DS Lite	2006/6/11		
	(Software)	Pokémon Mystery Dungeon: Red Rescue Team	2006/9/18	Brain Age:Train Your Brain in Minutes a Day	2006/4/17	Odama	2006/4/10
				New Super Mario Bros.	2006/5/15	Baten Kaitos Origins	2006/9/25
				Big Brain Academy	2006/6/5		
				Magnetica	2006/6/5		
				Sudoku Gridmaster	2006/6/26		
				Tenchu: Dark Secret	2006/8/21		
				Star Fox Command	2006/8/28		
				Mario Hoops 3-on-3	2006/9/11		
				Pokémon Mystery Dungeon: Blue Rescue Team	2006/9/18		
				Mario vs. Donkey Kong 2: March of the Minis	2006/9/25		
Europe	(Hardware)			Nintendo DS Lite	2006/6/23		
	(Software)	Polarium Advance	2006/4/7	Tetris DS	2006/4/21	Chibi-Robo!	2006/5/26
		Final Fantasy IV Advance	2006/6/2	Trauma Center:Under the Kinfe	2006/4/28		
				Pokémon Link!	2006/5/5		
				Metroid Prime Hunters	2006/5/5		
				Super Princess Peach	2006/5/26		
				DR. KAWASHIMA'S BRAIN TRAINING: HOW OLD IS YOUR BRAIN?	2006/6/6		
				Nintendogs Darmatian & Friends	2006/6/16		
				New Super Mario Bros.	2006/6/30		
				Electroplankton	2006/7/7		
				Big Brain Academy	2006/7/7		
				42 All-Time Classics	2006/9/29		

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Products by Region (Oct. 2006- Mar. 2007)

		Nintendo DS		Wii	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Hardware)			Wii	2006/12/2
Japan	(Software)	Custom Robo Arena	2006/10/19	The Legend of Zelda: Twilight Princess	2006/12/2
		Kanshu Nihon Joshikiryoku Kenteikyokai Imasarahitoniwakikenai Otonano Joshikiryoku Training DS	2006/10/26	Wii Play	2006/12/2
		Kirby Squeak Squad	2006/11/2	Wario Ware: Smooth Moves	2006/12/2
		Magic Taizen	2006/11/16	Wii Sports	2006/12/2
		JUMP ULTIMATE STARS	2006/11/23	Pokémon Battle Revolution	2006/12/14
		Kenkou Ouen Recipe 1000 DS Kondate Zenshu	2006/12/7	EXCITE TRUCK	2007/1
		Hotel Dusk: Room 215 (tentative name)	2007	Fire Emblem Akatsuki no Megami	2007/2
		Kaitou Wario (tentative name)	2007	Big Brain Academy (tentative name)	2007/Spring
		ARCHAIC SEALED HEAT	2007	Disaster (tentative name)	2007/Spring
		DS Bimoji Training (tentative name)	TBA	Project H.A.M.M.E.R. (tentative name)	2007
		DS Air (tentative name)	TBA	SUPER PAPER MARIO (tentative name)	2007
		The legend of Zelda: Phantom Hourglass (tentative name)	TBA	Wii Music (tentative name)	2007
		Chibi-Robo!: Park Patrol (tentative name)	TBA	Super Mario Galaxy	2007
		DK King of Swing (tentative name)	TBA	Super Smash Bros. Brawl	2007
		Mario vs. Donkey Kong 2: March of the Minis (tentative name)	TBA	Battalion Wars 2 (tentative name)	2007
		Yoshi's Island DS	TBA	Donkey Kong Taru Jet Race (tentative name)	2007
				Forever Blue (tentative name)	2007
				Mario Strikers Charged (tentative name)	2007
				Mario Party 8 (tentative name)	2007
				Metroid Prime3: Corruption (tentative name)	2007
				Eyesheild 21 (tentative name)	TBA
				Animal Crossing (tentative name)	TBA
				Hoshi no Kirby (tentative name)	TBA
				Wii Health Pack (tentative name)	TBA
The United States	(Hardware)			Wii	2006/11/19
The United States	(Software)	Clubhouse Games	2006/10/11	The Legend of Zelda: Twilight Princess	2006/11/19
		Nintendogs: Dalmatian & Friends	2006/10/18	Wii Sports (bundled with Wii console)	2006/11/19
		Magical Starsign	2006/10/25	EXCITE TRUCK	2006/11/19
		Pokémon Ranger	2006/11/1		
		Children of Mana	2006/11/1		
		Elite Beat Agents	2006/11/8		
		Yoshi's Island DS	2006/11/15		
		Kirby Squeak Squad	2006/12/6		
Europe	(Hardware)			Wii	2006/12/8
Europe	(Software)	English Training	2006/10/13	The Legend of Zelda: Twilight Princess	2006/12/8
		Sudoku Master	2006/10/27	Wii Sports (bundled with Wii console)	2006/12/8
		Pokémon Mystery Dungeon: Blue Rescue Team	2006/11/10	Wii Play	2006/12/8
		Tenchu: Dark Secret	2006/11/24		
		Yoshi's Island DS	2006/12/1		

Notes: Launch dates and titles etc. are subject to change.

Launch dates may be different within the Americas and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup

Japan
Nintendo DS

Title	Third-Party Publisher	Launch Date
Tales of the Tempest	Namco Bandai	2006/10/26
World Soccer Winning Eleven DS	Konami	2006/11/2
Bokura no Taiyo Django & Sabata	Konami	2006/11/22
Oshare Majo Love and Berry ~DS collection~	Sega	2006/11/22
Futari wa Puricure Splash Star Panpaka☆Game de Zekkoucho!	Namco Bandai	2006/11/30
Megaman Pegasus/Leo/Dragon	Capcom	2006/12/14
Chocobo to Mahou no Ehon	Square Enix	2006/12/14
NARUTO NARUTO Shinobi Retsuden	TakaraTomy	2006/12/14
Puzzle Series vol.9 Sudoku 2 Deluxe	Hudson	2006/12/21
Harvest Moon Kimi to Sodatsu Shima	Marvelous Interactive	2006/12/21
Dragon Quest Monsters Joker	Square Enix	2006/12/28
Dr. Layton to Fushigina Machi	Level-5	2007/1/15
Sangokushi Taisen DS	Sega	2007/1/25
Sim City DS	Electronic Arts	2007/2/22
Sekaiju no Meikyu	Atlus	This Winter
Phoenix Wright Ace Attorny 4	Capcom	2007/Spring
Subarashiki kono Sekai	Square Enix	2007
Seikendensetsu Heroes of Mana	Square Enix	2007

Overseas
Nintendo DS

Title	Third-Party Publisher	Launch Date
Spiderman: Battle For New York	Activision	2006/10/17
Tony Hawk Downhill Jam	Activision	2006/10/17
Spongebob : Creature from Krusty Krabb	THQ	2006/10/17
Contact	Atlus	2006/10/19
Shrek Smash and Crash Racing	Activision	2006/10/31
That's So Raven Psychic On the Scene	Buena Vista Games	2006/10/31
Need for Speed Carbon	Electronic Arts	2006/10/31
(The) Sims 2 Pets	Electronic Arts	2006/10/31
Over the Hedg: Hammy Goes Nuts	Activision	2006/10
Strawberry Shortcake: Strawberryland Games	American Game Factory	2006/10
Chicken Little Ace in Space	Buena Vista Games	2006/10
Flushed Away	D3 Publishing	2006/10
Lara Croft Tomb Raider Legen	Eidos	2006/10
Nicktoons: Battle for Volcano Island	THQ	2006/10
Scooby Doo! Who's Watching Who?	THQ	2006/10
Rayman 4 DS	Ubisoft	2006/11/4
Happy Feet	Midway	2006/11/6
Totally Spies Undercover	Atari	2006/11/7
Tamagotchi Corner Shop 2	Namco Bandai	2006/11/14
Final Fantasy 3	Square Enix	2006/11/14
March of the Penguins	Destination	2006/11
Uno/Uno Freefall/Skip-bo	Destination	2006/11
Castlevania Portrait of Ruin	Konami	2006/11
Yu-gi-oh GX: Spirt Caller	Konami	2006/11
Charlotte's Web	Sega	2006/11
Catz	Ubisoft	2006/11
Star Wars Rebel Spy	Ubisoft	2006/12/5
Dogz	Ubisoft	2006/12

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories or countries.

Upcoming Third-Party Software Lineup

Japan			**Overseas**		
Wii			**Wii**		
Title	Third-Party Publisher	Launch Date	Title	Third-Party Publisher	Launch Date
Trauma Center: Second Opinion	Atlas	2006/12/2	Call of Duty 3	Activision	2006/11
Elebits	Konami	2006/12/2	Marvel Ultimate Alliance	Activision	2006/11
Necro-Nesia	Spike	2006/12/2	Tony Hawk's Downhill Jam	Activision	2006/11
Super Monkey Ball: Bananas Blitz	Sega	2006/12/2	Dragonball Z Budokai: Tenkaichi 2	Atari	2006/11
Super Swing Golf	Tecmo	2006/12/2	Trauma Center: Second Opinion	Atlus	2006/11
WING ISLAND	Hudson	2006/12/2	Madden NFL 07	Electronic Arts	2006/11
Kororinpa	Hudson	2006/12/2	Need for Speed - Carbon	Electronic Arts	2006/11
Ennichi no Tatsujin	Namco Bandai	2006/12/2	The Ant Bully	Midway	2006/11
Tamagotchi no Pikapika Daitouryo	Namco Bandai	2006/12/2	Happy Feet	Midway	2006/11
SD Gundam SCAD HAMMERS	Namco Bandai	2006/12/2	Rampage: Total Destruction	Midway	2006/11
Crayonshinchan Saikyo Kazoku Kasukabe King Wii	Banpresto	2006/12/2	Super Monkey Ball Bananas Blitz	Sega	2006/11
Red Steel	Ubisoft	2006/12/2	Metal Slug Anthology	SNK	2006/11
BLEACH Wii Hakujin Kirameku Rondo	Sega	2006/12/14	Avatar: The Last Airbender	THQ	2006/11
Dragonball Z Sparking! NEO	Namco Bandai	2007/1/1	Barnyard	THQ	2006/11
Denshade GO ! (tentative name)	Taito	2007/2	Cars	THQ	2006/11
Sengoku Musou Wave	Koei	This Winter	Spongebob: Creature from Krusty Krabb	THQ	2006/11
DRAGON QUEST SWORDS™ : The Masked Queen and the Tower of Mirrors™	Square Enix	2007/Spring	Blazaing Angels	Ubisoft	2006/11
Sonic to Himitsu no Ring	Sega	2007/Spring	Far Cry: Vengeance	Ubisoft	2006/11
Harvest Moon Wii (tentative name)	Marvelous Interactive	TBA	GT Pro Series	Ubisoft	2006/11
			Monster 4 x 4: World Circuit	Ubisoft	2006/11
			Open Season	Ubisoft	2006/11
			Rayman: Raving Rabbids	Ubisoft	2006/11
			Red Steel	Ubisoft	2006/11
			Disney's Chicken Little: Action	Disney	2006/12
			Elebits	Konami	2006/12
			Super Swing Golf	Tecmo	2006/12

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories or countries.

(Summary Translation)
File Number: 82 - 2544

October 26, 2006

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resolutions made by Board of Directors for Interim Dividend Payment

At the board of directors meeting held on October 26, 2006, the following resolution was made with respect to interim dividend payment for the fiscal year ending March 31, 2007.

1. Interim dividend payment: 70 yen per share
2. Payment to begin: on December 1, 2006